EXHIBIT 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended

September 30, 2018 and 2017

(Unaudited)

ALIO GOLD INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF (LOSS) EARNINGS AND COMPREHENSIVE (LOSS) INCOME

For the three and nine months ended September 30, 2018 and 2017

(In thousands of United States dollars, except share numbers and per share amounts) - Unaudited

		Three months ended September 30,		Nine months ended September 30,
	Note	2018	2017	2018	2017

Metal revenues	17	$27,941	$25,194	$77,512	$84,569

Cost of sales (including depreciation and depletion)	4a)	27,028	18,472	65,758	56,535

Earnings from mine operations		913	6,722	11,754	28,034

Corporate and administrative expenses	4b)	2,710	1,640	10,006	5,421
Impairment of El Sauzal Plant	7	8,963	-	8,963	-

(Loss) earnings from operations		(10,760)	5,082	(7,215)	22,613

Other (expense) income, net		(139)	163	142	221
Finance (expense) income	4c)	(139)	949	1,025	(847)
Gain (loss) on derivative contracts	16	7,767	(29)	14,682	(1,512)
Foreign exchange gain (loss)		795	(229)	210	(110)

(Loss) earnings before income taxes		(2,476)	5,936	8,844	20,365

Income taxes
Current tax expense		467	282	2,531	6,280
Deferred tax expense (recovery)		777	457	3,519	(666)
		1,244	739	6,050	5,614

(Loss) earnings and comprehensive (loss) income for the period		$(3,720)	$5,197	$2,794	$14,751

Weighted average shares outstanding:
Basic	15	83,784,066	41,903,758	63,013,817	37,699,713
Diluted	15	83,784,066	42,440,804	63,013,817	38,282,580

(Loss) earnings per share:
Basic	15	$(0.04)	$0.12	$0.04	$0.39
Diluted	15	$(0.04)	$0.12	$0.04	$0.39

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ALIO GOLD INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three and nine months ended September 30, 2018 and 2017

(In thousands of United States dollars) - Unaudited

	Note	Three months ended September 30,		Nine months ended September 30,
		2018	2017	2018	2017

OPERATING ACTIVITIES
(Loss) earnings before income taxes		$(2,476)	$5,936	$8,844	$20,365
Items not affecting cash:
Depletion and depreciation	4a)	1,441	949	3,957	3,579
Finance expense (income)	4c)	139	(949)	(1,025)	847
(Gain) loss on derivative contracts	16	(6,217)	29	(13,082)	1,519
Share-based payments	14b), 14c)	(10)	229	681	659
Rye Patch transaction costs	4b)	25	-	2,732	-
Impairment of El Sauzal Plant	7	8,963	-	8,963	-
Unrealized foreign exchange (gain) loss		(822)	204	(226)	146
		1,043	6,398	10,844	27,115
Changes in non-cash working capital items:
Trade and other receivables		759	(2,380)	(4,740)	(4,805)
Inventories		(6,847)	(2,988)	(18,647)	(6,470)
Advances and prepaid expenses		293	165	880	100
Trade payables and accrued liabilities		1,218	1,543	(699)	2,973
Income tax paid		-	-	(1,288)	(3,660)
Cash (used in) provided by operating activities		(3,534)	2,738	(13,650)	15,253

INVESTING ACTIVITIES
Expenditures on mineral properties, and plant and equipment		(1,929)	(7,077)	(10,683)	(12,299)
Expenditures on exploration and evaluation		(2,209)	(2,927)	(11,601)	(8,697)
Purchase of short-term investments		-	(20,000)	-	(20,000)
Short-term investments maturity		10,000	-	20,000	-
Interest received on short-term investments		54	-	236	-
Refund of reclamation bonds	8	5,086	-	5,086	-
Rye Patch transaction costs		(660)	-	(2,985)	-
Consideration paid on Rye Patch acquisition	3	-	-	(63)	-
Cash received on Rye Patch acquisition	3	-	-	11,006	-
Caballo Blanco Property sale proceeds		-	2,500	-	2,500
Cash provided by (used in) investing activities		10,342	(27,504)	10,996	(38,496)

FINANCING ACTIVITIES
Interest and principal payments		(155)	-	(284)	(6)
Credit facility interest and principal payment	10	(1,779)	-	(3,777)	-
Credit facility amendment fees	10	(90)	-	(165)	-
Proceeds from equity financing, net of transaction costs		-	37,180	-	37,180
Proceeds from options exercise	14a)	-	130	-	130
Cash (used in) provided by financing activities		(2,024)	37,310	(4,226)	37,304

Effects of exchange rate changes on the balance of cash held in foreign currencies		(17)	37	(128)	526

Increase (decrease) in cash and cash equivalents		4,767	12,581	(7,008)	14,587
Cash and cash equivalents, beginning of period		19,699	35,883	31,474	33,877
Cash and cash equivalents, end of period		$24,466	$48,464	$24,466	$48,464

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ALIO GOLD INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In thousands of United States dollars) - Unaudited

		September 30,	December 31,
	Note	2018	2017

ASSETS
Current
Cash and cash equivalents		$24,466	$31,474
Short-term investments		-	20,082
Trade and other receivables	5	15,190	11,692
Inventories	6	67,311	21,984
Advances and prepaid expenses		1,744	1,258
Derivative asset	16	3,429	21
Current assets (excluding asset classified as held for sale)		112,140	86,511
Asset classified as held for sale	3	19,000	-
Total current assets		131,140	86,511

Non-current inventories	6	9,226	-
Mineral properties, plant and equipment, exploration and evaluation	7	237,750	149,124
Reclamation bonds	8	11,099	-
Total assets		$389,215	$235,635

LIABILITIES
Current
Trade payables and accrued liabilities	9	$33,500	$24,796
Current portion of equipment loan payable	12	705	-
Current portion of credit facility	10	5,000	-
Total current liabilities		39,205	24,796

Credit facility	10	8,585	-
Equipment loan payable	12	1,502	-
Other financial liability	11	5,000	-
Warrant liability	13	42	595
Deferred tax liabilities		25,322	7,972
Provision for site reclamation and closure		37,783	4,101
Other provisions		1,404	1,380
Other	14c)	196	206
Total liabilities		119,039	39,050

EQUITY
Issued capital		323,009	253,491
Share-based payment reserve		20,404	19,125
Deficit		(73,237)	(76,031)
Total equity		270,176	196,585
Total liabilities and equity		$389,215	$235,635

Events after the reporting period (notes 3, 10, 11, 16)

Approved by the Directors

“Greg McCunn”	Director	“Paula Rogers”	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ALIO GOLD INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the three and nine months ended September 30, 2018 and 2017

(In thousands of United States dollars, except share numbers) - Unaudited

		Number of common shares	Issued capital	Share- based payment reserve	(Deficit) Retained earnings	Total equity
Balance at January 1, 2018	Note	44,678,701	$253,491	$19,125	$(76,031)	$196,585
Earnings and comprehensive income for the period		-	-	-	2,794	2,794
Shares issued to acquire Rye Patch Gold Corp.
Shares, net of share issuance costs	3, 14a)	39,105,365	69,518	-	-	69,518
Share options	3, 14b)	-	-	563	-	563
Equity settled share-based payments	14b)	-	-	716	-	716
Balance at September 30, 2018		83,784,066	$323,009	$20,404	$(73,237)	$270,176

Balance at January 1, 2017		35,562,847	$212,698	$18,317	$(87,929)	$143,086
Earnings and comprehensive income for the period		-	-	-	14,751	14,751
Equity settled share-based payments	14b)	-	-	600	-	600
Shares issued for cash equity financing	14a)	8,062,000	36,438	-	-	36,438
Shares issued on exercise of share options	14a)	50,000	200	(70)	-	130
Balance at September 30, 2017		43,674,847	$249,336	$18,847	$(73,178)	$195,005

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2018 and 2017

(In thousands of United States dollars, except where noted) - Unaudited

1.	NATURE OF OPERATIONS

Alio Gold Inc. (“Alio” or “the Company”) was incorporated on March 17, 2005, under the laws of the Province of British Columbia, Canada. The Company is in the business of acquiring, exploring, developing and operating mineral resource properties in Mexico and the United States (“US”), through its wholly-owned subsidiaries, Timmins Goldcorp Mexico, S.A. de C.V., Molimentales del Noroeste, S.A. de C.V. (“MdN”) and Minera Aurea, S.A de C.V. (“Minera Aurea”) (collectively “the subsidiaries”). MdN owns the San Francisco Mine in Sonora, Mexico. Minera Aurea holds a 100% interest in the Ana Paula Property (“Ana Paula”), an exploration and evaluation asset in Guerrero, Mexico.

On May 25, 2018, Alio acquired all the outstanding common shares of Rye Patch Gold Corp. (“Rye Patch”) (note 3). Through the acquisition, Alio acquired additional subsidiaries: a 100% interest in Alio Gold (US) Inc., Rye Patch Gold US Inc., Rye Patch Mining US Inc., Florida Canyon Mining Inc. (“FCMI”), Standard Gold Mining Inc., and RP Dirt Inc. FCMI owns the Florida Canyon Mine in Nevada, US.

The Company is listed for trading on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange American under the symbol ALO. The registered office of the Company is located at Suite 507 - 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.

2.	BASIS OF PREPARATION
a)	Statement of compliance

These condensed interim consolidated financial statements (“interim financial statements”) were approved by the Board of Directors and authorized for issue on November 7, 2018.

These interim financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. As such, these interim financial statements do not contain all the disclosures required by IFRS for annual financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements for the years ended December 31, 2017 and 2016 (“annual consolidated financial statements”).

b)	Significant accounting policies

The accounting policies applied in the preparation of these interim financial statements are consistent with those applied and disclosed in note 3 to the annual consolidated financial statements with exception of the following:

i.	Financial instruments

On January 1, 2018, the Company adopted IFRS 9 - Financial Instruments ("IFRS 9") which replaced IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking 'expected loss' impairment model. IFRS 9 also includes significant changes to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018. The Company adopted the standard using the modified retrospective approach. IFRS 9 did not impact the Company's classification and measurement of financial assets and liabilities. The standard also had negligible impact on the carrying amounts of the Company’s financial instruments at the transition date.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2018 and 2017

(In thousands of United States dollars, except where noted) - Unaudited

The following summarizes the significant changes in IFRS 9 compared to the current standard:

•

IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value. The classification and measurement of financial assets is based on the Company's business models for managing its financial assets and whether the contractual cash flows represent solely payments for principal and interest. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9. The change did not impact the carrying amounts of any of the Company’s financial assets on transition date.

•

The adoption of the new "expected credit loss" impairment model under IFRS 9, as opposed to an incurred credit loss model under IAS 39, had a negligible impact on the carrying amounts of the Company’s financial assets on the transition date given the Company transacts exclusively with large established commodity trading firms and other organizations with strong credit ratings and the negligible historical level of customer default.

•

The new general hedge accounting requirements retain the three types of hedge accounting mechanisms previously available under IAS 39. Under IFRS 9, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been replaced with the principle of an "economic relationship". Retrospective assessment of hedge effectiveness is also no longer required. Enhanced disclosure requirements about an entity's risk management activities have also been introduced. The Company had not designated any of its financial instruments as hedges as at December 31, 2017, or upon adoption of IFRS 9.

The Company has also adopted a narrow scope amendment to IFRS 7 - Financial Instruments - Disclosures. As a result of applying the amendment, the Company will add disclosure relating to its risk management strategies for which hedge accounting is applied in its consolidated financial statements for the year ended December 31, 2018.

ii.	Revenue recognition

On January 1, 2018, the Company adopted IFRS 15 - Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 18 - Revenue ("IAS 18"). IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018. The Company adopted the standard on January 1, 2018, using the full retrospective approach without applying any practical expedients.

IFRS 15 requires entities to recognize revenue when ‘control’ of goods or services transfers to the customer whereas the previous standard, IAS 18, required entities to recognize revenue when the ‘risks and rewards’ of the goods or services transfer to the customer. The Company concluded there is no change in the timing of revenue recognition of its gold doré sales under IFRS 15 compared to the previous standard as the point of transfer of risks and rewards of goods and services and transfer of control occur at the same time. As such, no adjustment was required to the Company's financial statements.

Additionally, IFRS 15 requires entities to apportion the transaction price attributable to contracts from customers to distinct performance obligations on a relative standalone selling price basis. The Company has evaluated its sales agreements and concluded delivery of individual gold doré shipments are the only performance obligations in the contracts and accordingly there will be no change in the amount or timing of revenue recognition under the new standard.

iii.	Other narrow scope amendments/interpretations

The Company has adopted amendments to IFRS 2 - Share Based Payments and IFRIC 22 - Foreign Currency Transactions and Advance Consideration, which did not have an impact on the Company's interim financial statements.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2018 and 2017

(In thousands of United States dollars, except where noted) - Unaudited

iv.	Changes in accounting policies not yet effective

In January 2016, the IASB published a new accounting standard, IFRS 16 - Leases ("IFRS 16") which supersedes IAS 17 - Leases. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if IFRS 15 has also been applied. The Company plans to adopt IFRS 16 effective January 1, 2019.

Upon the adoption of IFRS 16, the Company expects to record a material balance of lease assets and associated lease liabilities related to leases with a term of 12 months or more previously classified as operating leases on the Consolidated Statements of Financial Position at January 1, 2019. Due to the recognition of additional lease assets and liabilities, a higher amount of depreciation expense and interest expense on lease assets and liabilities, respectively, will be recorded under IFRS 16 compared to the current standard. Additionally, a corresponding reduction in production costs is expected. Lastly, the Company expects a positive impact on operating cash flows with a corresponding increase in financing cash outflows under IFRS 16. The Company has not quantified these impacts at this time.

The Company is currently evaluating the potential impact of applying IFRS 16.

c)	Critical judgements and estimates

The Company’s management makes judgements in the process of applying the Company’s accounting policies in the preparation of its interim financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The Company’s interim results are not necessarily indicative of its results for a full year. The critical judgements and estimates applied in the preparation of these interim financial statements are consistent with those applied and disclosed in notes 2(d) and 2(e) to the annual consolidated financial statements with exception of the following:

Revenue recognition as a result of adopting IFRS 15

i.	Determination of performance obligations

The Company applied judgement to determine if a good or service that is promised to a customer is distinct based on whether the customer can benefit from the good or service on its own or together with other readily available resources and whether the good or service is separately identifiable. Based on these criteria, the Company determined the primary performance obligation relating to its sales contracts is the delivery of the gold doré.

ii.	Transfer of control

Judgement is required to determine when transfer of control occurs relating to the sale of the Company's gold doré to its customers. Management based its assessment on a number of indicators of control, which include, but are not limited to whether the Company has present right of payment, and whether the physical possession of the goods, significant risks and rewards and legal title have been transferred to the customer.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2018 and 2017

(In thousands of United States dollars, except where noted) - Unaudited

Business combinations

i.	Determination of a Business

Determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgements, taking into account all facts and circumstances. A business consists of inputs, including non-current assets and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company and its shareholders. On May 25, 2018, the Company acquired Rye Patch Gold Corp. (note 3). The Company has concluded that the acquired assets and liabilities of Rye Patch constitute a business and therefore the transaction will be accounted for as a business combination in accordance with IFRS 3 - Business combinations.

ii.	Fair Value Estimates

In business combinations, it generally requires time to obtain the information necessary to identify and measure the following as of the acquisition date:

(i)The fair values of identifiable assets acquired and liabilities assumed;

(ii)The fair value of the consideration transferred in exchange for an interest in the acquiree; and,

(iii)The resulting goodwill.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete.

During the measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, the Company will also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.

The Company has provisionally estimated the fair value of the acquired assets and assumed liabilities of Rye Patch as outlined in note 3. The finalization of the fair values of the assets acquired and liabilities assumed is expected to be reported no later than the Company’s December 31, 2018, financial statements, the final fair values may be materially different than the provisional fair values.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2018 and 2017

(In thousands of United States dollars, except where noted) - Unaudited

Assessment of impairment

At the end of each reporting period, the Company assesses whether there are any indicators, from external and internal sources of information, that an asset or cash generating unit (“CGU”) may be impaired, thereby requiring adjustment to the carrying value. The Company identified the sustained decrease in market capitalization as an indicator of impairment during the three and nine months ended September 30, 2018. As a result of the impairment indicators, the Company assessed the San Francisco Mine and Ana Paula Project CGUs for impairment and concluded the recoverable value of each CGU was greater than its carrying value and no impairment was required.

In determining the recoverable amounts of the Company’s mineral properties, plant and equipment and exploration and evaluation assets, management makes estimates of the discounted future cash flows expected to be derived from the Company’s mining properties, in-situ values of the Company’s exploration and evaluation assets, costs of disposal of the mining properties and the appropriate discount rate. Reductions or increases in metal price forecasts; estimated future costs of production; estimated future capital expenditures; recoverable reserves and resources; estimated in-situ values; and discount rates can result in an impairment of the carrying amounts of the Company’s mineral properties, plant and equipment and exploration and evaluation assets.

d)	Basis of consolidation

These interim financial statements include the accounts of the Company and its subsidiaries including Rye Patch from the date of acquisition (note 3). All amounts are presented in United States dollars, which is the functional currency of the Company and each of the Company’s subsidiaries, except as otherwise noted. References to C$ are to Canadian dollars. All inter-company balances, transactions, revenues and expenses have been eliminated.

3.	RYE PATCH ACQUISITION

On May 25, 2018 (“Closing Date”), the Company acquired all of the outstanding common shares of Rye Patch exchanging 0.48 of the Company’s shares (the “Exchange Ratio”) and cash consideration of C$0.001 for each common share of Rye Patch. This resulted in 39,105,365 common shares of the Company being issued and C$81 ($63) cash being paid to the former shareholders of Rye Patch.

In addition to the 39,105,365 common shares each Rye Patch share option and warrant, which gave the holder the right to acquire common shares of Rye Patch, was exchanged for a warrant and share option which gave the holder the right to acquire common shares in the Company on the same basis as the Exchange ratio (the “Replacement Warrants and Options”). The exercise price of the Replacement Warrants and Options was determined by dividing the exercise price of the Rye Patch warrants and share options by the Exchange Ratio.

The 9,508,540 Replacement Warrants and 1,511,800 Options issued have been included in the consideration paid at their fair value based on the Black-Scholes pricing model using the following assumptions:

Replacement Warrants

May 25,
2018
Risk-free interest rate	1.9%
Expected life of warrants	0.2 - 3.2 years
Annualized volatility	25.9 - 45.7%
Dividend rate	0.0%

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2018 and 2017

(In thousands of United States dollars, except where noted) - Unaudited

The weighted average grant date fair value of the Alio warrants consideration granted upon acquisition, was C$0.21 ($0.16).

Replacement Options

May 25,
2018
Risk-free interest rate	1.9 - 2.3%
Expected life of options	0.2 - 9.7 years
Annualized volatility	25.4 - 50.4%
Forfeiture rate	2.2%
Dividend rate	0.0%

The weighted average grant date fair value of the Alio share options consideration granted upon acquisition, was C$0.48 ($0.37).

The transaction has been accounted for by the Company as a business combination. The transaction qualified as a business combination under IFRS 3 - Business Combinations, as the significant inputs, processes and outputs, that together constitute a business, currently exist. The primary business of Rye Patch is the Florida Canyon Mine, an operating gold mine, in Nevada, Unites States. Rye Patch was acquired to diversify the Company’s asset base.

The total consideration paid totalled $72,055 and has been allocated on a provisional basis to the assets acquired and liabilities based on their estimated fair values on the Closing Date as follows:

Consideration paid
39,105,365 Alio common shares	$69,771
9,508,540 Alio warrants	1,658
1,511,800 Alio share options	563
Cash paid	63
Total consideration	$72,055

Allocation of consideration
Cash and cash equivalents	$11,006
Trade and other receivables	552
Inventories	30,368
Advances and prepaid expenses	1,366
Mineral properties, plant and equipment, exploration and evaluation	81,644
Assets held for sale	19,000
Reclamation bonds	16,047
Trade payables and accrued liabilities	(10,186)
Other financial liability	(5,000)
Provision for site reclamation and closure	(30,227)
Credit facility	(16,562)
Equipment loan payable	(2,431)
Derivative liability	(9,674)
Deferred tax liability	(13,848)
Net assets acquired	$72,055

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2018 and 2017

(In thousands of United States dollars, except where noted) - Unaudited

The initial accounting for the acquisition of Rye Patch has only been provisionally determined at the end of the reporting period. The Company continues to evaluate the fair market value of the assets and liabilities acquired. Adjustments to inventories, mineral properties, plant and equipment, exploration and evaluation assets, and deferred tax liabilities may occur in future periods as the fair value estimates are finalized (note 2(c)).

Financial and operating results of Rye Patch are included in the Company’s consolidated financial statements effective May 25, 2018. During the three and nine months ended September 30, 2018, the acquisition of Rye Patch contributed revenues of $14,060 and $21,253, respectively, and net earnings of $6,830 and $12,591, respectively.

Had the business combination been affected at January 1, 2018, pro forma revenues and earnings of the Company for the nine months ended September 30, 2018, would have been $100,280 and $1,725, respectively.

Assets held for sale

In connection with the acquisition of Rye Patch, the Company acquired certain exploration properties comprising the Lincoln Hill Project, Wilco Project, Gold Ridge Property and other nearby claims. These exploration properties are non-core assets of the Company intended for disposal following the acquisition of Rye Patch. Subsequent to September 30, 2018, the Company entered into a definitive agreement to sell these exploration and evaluation assets to Coeur Rochester, Inc., a wholly-owned subsidiary of Coeur Mining, Inc. (“Coeur”). Under the terms of the definitive agreement, the Company will receive total consideration of $19,000, upon closing of the transaction, payable in shares of Coeur common stock. The sale is expected to complete during the three months ending December 31, 2018.

4.	EXPENSES
a)	Cost of sales

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Costs of mining	$14,002	$9,836	$40,277	$30,379
Crushing and gold recovery costs	15,473	8,825	34,603	22,966
Mine site administration costs	2,223	1,604	5,267	3,893
Transport and refining	127	63	184	205
Royalties	1,044	127	1,595	423
Change in inventories(1)	(7,282)	(2,932)	(20,125)	(4,910)
Production costs	25,587	17,523	61,801	52,956
Depreciation and depletion	1,441	949	3,957	3,579
Cost of sales (including depreciation and depletion)	$27,028	$18,472	$65,758	$56,535

(1)	During the three and nine months ended September 30, 2018, the Company impaired $2,145 of ore in process inventory due to reduced net realizable value.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2018 and 2017

(In thousands of United States dollars, except where noted) - Unaudited

b)	Corporate and administrative expenses

		Three months ended September 30,		Nine months ended September 30,
	Note	2018	2017	2018	2017
Salaries(1)		$1,229	$572	$2,897	$2,393
Consulting and professional fees (2)		1,042	470	5,019	1,158
Share-based payments	14b), 14c)	(10)	229	681	659
Rent and office costs		171	81	457	268
Administrative and other		278	288	952	943
Corporate and administrative expenses		$2,710	$1,640	$10,006	$5,421

(1)

During the three and nine months ended September 30, 2018, salaries included termination benefits of $524 and $524, respectively (three and nine months ended September 30, 2017 - $nil and $708, respectively).

(2)

During the three and nine months ended September 30, 2018, consulting and professional fees included transaction costs related to the acquisition of Rye Patch of $25 and $2,732, respectively (three and nine months ended September 30, 2017 - $nil) (note 3).

c)	Finance expense (income)

		Three months ended September 30,		Nine months ended September 30,
	Note	2018	2017	2018	2017
(Gain) loss on revaluation of warrant liabilities	13	$(662)	$(1,072)	$(2,212)	$590
Accretion of provision for site reclamation and closure and other provisions		371	66	604	194
Interest on credit facility	10	378	-	529	-
Offering expense		-	57	-	57
Equipment loan payable and other	12	52	-	54	6
Finance expense (income)		$139	$(949)	$(1,025)	$847

5.	TRADE AND OTHER RECEIVABLES

	September 30,	December 31,
	2018	2017
Trade receivable	$758	$1,019
VAT receivable (1)	14,082	10,614
Other receivables	350	59
	$15,190	$11,692

(1)

VAT receivable is value added tax payments made by the Company, which in Mexico and Canada are refundable. The Company elects to use VAT amounts owed to it to settle income tax instalments payable to the Mexican government. As a result, the Company currently pays no income tax cash instalments and receives reduced amounts of VAT cash refunds. During the three and nine months ended September 30, 2018, income tax instalments applied against VAT receivable were $129 and $1,277, respectively (three and nine months ended September 30, 2017 - $1,649 and $6,159, respectively). During the three and nine months ended September 30, 2018, the Company collected $4,248 and $9,560, respectively (three and nine months ended September 30, 2017 - $2,373 and $7,228, respectively) of the VAT receivable. Subsequent to September 30, 2018, $1,342 VAT was received by the Company.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2018 and 2017

(In thousands of United States dollars, except where noted) - Unaudited

6.	INVENTORIES

		September 30,	December 31,
	Note	2018	2017
Stockpile		$1,188	$-
Ore in process	4a)	68,610	16,764
Finished metal inventory		2,317	383
Supplies		4,422	4,837
		76,537	21,984
Less: non-current ore in process		9,226	-
Current portion		$67,311	$21,984

The costs of inventories recognized as an expense for the three and nine months ended September 30, 2018, was $21,684 and $56,762, respectively (three and nine months ended September 30, 2017 - $16,678 and $52,014, respectively) and are included in cost of sales.

7.	MINERAL PROPERTIES, PLANT AND EQUIPMENT, EXPLORATION AND EVALUATION

	Note	Mineral properties (1)	Plant and equipment (2)	Exploration and evaluation	Total
Cost
At January 1, 2018		$190,670	$121,575	$101,185	$413,430
Expenditures		6,741	3,070	12,967	22,778
Acquisition of Rye Patch	3	51,191	30,453	-	81,644
Change in reclamation obligation (3)		2,871	-	-	2,871
At September 30, 2018		251,473	155,098	114,152	520,723
Accumulated depreciation, depletion and impairment
At January 1, 2018		162,035	93,593	8,678	264,306
Depreciation and depletion		6,525	3,179	-	9,704
Impairment of El Sauzal Plant (4)		-	8,963	-	8,963
At September 30, 2018		168,560	105,735	8,678	282,973
Carrying amount at September 30, 2018		$82,913	$49,363	$105,474	$237,750

	Mineral properties (1)	Plant and equipment (2)	Exploration and evaluation	Total
Cost
At January 1, 2017	$176,503	$112,385	$84,190	$373,078
Expenditures	13,444	9,190	16,995	39,629
Change in reclamation obligation	723	-	-	723
At December 31, 2017	190,670	121,575	101,185	413,430
Accumulated depreciation, depletion and impairment
At January 1, 2017	157,856	92,243	8,678	258,777
Depreciation and depletion	4,179	1,350	-	5,529
At December 31, 2017	162,035	93,593	8,678	264,306
Carrying amount at December 31, 2017	$28,635	$27,982	$92,507	$149,124

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2018 and 2017

(In thousands of United States dollars, except where noted) - Unaudited

(1)	At September 30, 2018, mineral properties included deferred stripping costs with a carrying value of $12,983 (December 31, 2017 - $9,582).
(2)	Plant and equipment includes construction-in-progress assets of $2,333 (December 31, 2017 - $14,727).
(3)

The change in reclamation obligation primarily relates to the revaluation of the Florida Canyon asset retirement obligation from $30,227 to $33,453 by using an average US dollar risk free discount rate of 3.23% subsequent to the acquisition of Rye Patch.

(4)

The El Sauzal Plant had a carrying value of $13,963. During the period, the Company obtained third party estimates indicating the El Sauzal Plant fair value was $5,000. As a result, the Company impaired the asset by $8,963.

Carrying amount by segment

	Note	Mineral properties	Plant and equipment	Exploration and evaluation	Total
At September 30, 2018
San Francisco Mine		$30,154	$13,403	$1,353	$44,910
Florida Canyon Mine	3	52,759	29,357	235	82,351
Ana Paula Project		-	1,482	103,886	105,368
Other		-	5,121	-	5,121
		$82,913	$49,363	$105,474	$237,750

	Mineral properties	Plant and equipment	Exploration and evaluation	Total
At December 31, 2017
San Francisco Mine	$28,635	$13,791	$1,043	$43,469
Ana Paula Project	-	14,041	91,464	105,505
Other	-	150	-	150
	$28,635	$27,982	$92,507	$149,124

8.	RECLAMATION BONDS

Upon acquisition of Rye Patch (note 3), the Company acquired reclamation bonds of $16,047 representing funds that have been placed in trust as security to the United States Bureau of Land Management relating to site closure obligations. The Company was required to submit collateral equivalent to 25% of the reclamation provision.

The surety bonds and restricted certificates of deposit have named the overseeing government agencies as beneficiaries in the event of the Company’s failure to complete site restoration. These deposits will be released when the government approves successful site restoration and surety bonding is no longer required.

During the three months ended September 30, 2018, the collateral equivalent was reduced to 10% of the reclamation provision reducing the reclamation bonds by $5,086 which was returned to the Company in cash.

At September 30, 2018, the reclamations bonds were $11,099 (December 31, 2017 - $nil). The funds consists of $5,299 cash and cash equivalents, $3,979 fixed income funds, and $1,821 equity funds (December 31, 2017 - $nil). During the three and nine months ended September 30, 2018, interest income was $99 and $122, respectively.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2018 and 2017

(In thousands of United States dollars, except where noted) - Unaudited

9.	TRADE PAYABLES AND ACCRUED LIABILITIES

	September 30,	December 31,
	2018	2017
Trade payables	$23,941	$17,699
Income taxes payable	886	1,251
Accrued liabilities	6,948	4,121
Vendor loan	1,725	1,725
	$33,500	$24,796

10.	CREDIT FACILITY

Upon the acquisition by the Company of Rye Patch (note 3), Rye Patch and FCMI had a $27,000 credit facility (“Credit Facility”) with Macquarie Bank Limited (“MBL”, the “Lender” or the “Intercreditor”), of which $16,562 was owing at closing of the acquisition. The Credit Facility accrued interest at LIBOR plus 8% per annum and was payable on demand.

On June 29, 2018, the Company and FCMI amended and restated Credit Facility to revise the payment terms. The amended and restated Credit Facility requires quarterly principal payments of $1,250 per quarter, plus accrued interest, beginning September 2018, with the facility maturing and being fully repaid in June 2021. The interest rate was unchanged. There was no gain or loss recognized as a result of this modification.

On closing the Credit Facility, FCMI paid principal and accrued interest of $1,562 and $436, respectively. The remaining principal outstanding was $15,000 and debt amendment costs were $165 resulting in a balance of $14,835.

The Credit Facility has a first ranking security interest and is guaranteed by all assets and properties of the Company and contains customary financial covenants, including:

i)	Consolidated Debt Service Coverage Ratio (“CDSCR”). Commencing with the March 31, 2019, quarter end and thereafter, the Company must maintain a CDSCR of 1.25:1; and,

ii)	Consolidated Current Ratio. The Company will at all times maintain a consolidated current ratio of not less than 1.20:1. The ratio is calculated as the ratio of current assets to current liabilities.

Accompanying the Credit Facility, were gold forward sales contracts with the Lender (note 16).

During the three and nine months ended September 30, 2018, interest expense was $378 and $529, respectively. The Company made its scheduled quarterly payment of $1,250.

Subsequent to September 30, 2018, the Company settled $8,750 of the outstanding debt by monetizing the forward sales contracts for proceeds of $2,572 (note 16) and utilizing an additional $6,178 in cash. Following the repayment, the outstanding debt balance owing was $5,000.

11.	OTHER FINANCIAL LIABILITY

Upon acquisition of Rye Patch (note 3), the Company assumed a Share Purchase Agreement dated May 24, 2016, (the “ADM Agreement”) relating to the sale by the parties thereunder (the “ADM Parties”) of the shares in Florida Canyon and certain outstanding obligations of Rye Patch relating to such sale. Under the ADM Agreement, Rye Patch is required to make certain obligations upon the occurrence of certain events including a change of control of Rye Patch. The ADM Agreement was subject to an intercreditor agreement with MBL, and pursuant to the Intercreditor, if such an event occurs and MBL waives the event, the ADM Parties are subject to such waiver and deemed to have waived any such event until MBL is paid out in full. MBL provided consent of the change of control of Rye Patch.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2018 and 2017

(In thousands of United States dollars, except where noted) - Unaudited

The obligation consisted of the Company being required (i) to pay to the ADM Parties $5,000, plus interest, the settlement of which could take the form of either $5,000 cash or a $2,500 cash payment and $2,500 of common share issuance, and (ii) will incur interest at 4% per annum for the first year and 9% per annum thereafter.

Subsequent to September 30, 2018, the Company settled the Other Financial Liability to the ADM Parties agreeing to pay the following consideration:

•

Issued 2,307,692 share purchase warrants where by each warrant entitles the ADM Parties to purchase 0.48 of a common share of the Company at a strike price of $3.25, with an expiry date of October 10, 2020;

•	Issued 923,077 of the Company’s common shares; and,
•

Issued an unsecured promissory note (the “Note”) for $2,500 payable in five years. The Note bears interest that is payable quarterly at a rate of 4% per annum until the first anniversary of the Note and nine percent 9% per annum until the maturity date of the Note. The Company has the right to repay the Note at any time without penalty.

12.	EQUIPMENT LOAN PAYABLE

Upon acquisition of Rye Patch (note 3), the Company assumed an equipment loan payable of $2,431. The Caterpillar Financial Services Loans (“CAT Loans”) financed the acquisition of four haul trucks. The CAT Loans have a remaining term of 39 months bearing an annual interest rate of 6.95% with monthly instalments of $70 and is secured with the underlying equipment.

September 30,
2018
Balance, Closing Date	$2,431
Interest	54
Payments - principal and interest	(278)
$2,207
Non-current portion of loans payable	$1,502
Current portion of loans payable	$705

13.	WARRANT LIABILITY

The share purchase warrants are classified as a financial instrument under the principles of IFRS 9, as the share purchase warrants are considered a derivative financial instrument given that their exercise price is in Canadian dollars (C$) while the functional currency of the Company is the US dollar. Accordingly, the outstanding warrants are remeasured to fair value at each reporting date with change in the fair value charged to finance expense (income) (note 4(c)).

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2018 and 2017

(In thousands of United States dollars, except where noted) - Unaudited

						Warrants Outstanding
Issuance	Expiry Date	TSX Ticker	Exercise Price	Warrants Issued	Common Shares Upon Exercise	September 30, 2018	December 31, 2017
Bought deal July 20, 2017 (1)	July 20, 2018	ALO.WT.A	C$8.00 $6.36	4,031,000	4,031,000	-	4,031,000
Bought deal November 30, 2016 (2)	May 30, 2018	ALO.WT	C$0.70 $0.52	18,200,000	1,820,000	-	18,200,000
Warrant issued (3)(4)	July 28, 2018	-	C$2.98 $2.30	721,258	721,258	-	-
Warrant issued (4)	December 29, 2018	-	C$3.52 $2.71	56,815	56,815	56,815	-
Warrant issued (4)	January 31, 2020	-	C$2.71 $2.09	147,692	147,692	147,692	-
Warrant issued (4)	January 31, 2020	-	C$3.44 $2.65	7,384,656	7,384,656	7,384,656	-
Warrant issued (4)	July 28, 2021	-	C$2.98 $2.30	1,198,119	1,198,119	1,198,119	-
				31,739,540	15,359,540	8,787,282	22,231,000

(1)	On July 20, 2018, warrants issued with the July 20, 2017, bought deal expired unexercised. Upon expiration, the Company recognized a realized gain of $16.
(2)	On May 30, 2018, warrants issued with the November 30, 2016, bought deal expired unexercised. Upon expiration, the Company recognized a realized gain of $71.
(3)	On July 28, 2018, warrants issued with the acquisition of Rye Patch (note 3) expired unexercised. Upon expiration, the Company recognized a realized gain of $1.
(4)	As a result of the acquisition of Rye Patch (note 3), the Company issued 9,508,540 warrants with a fair value of $1,658.

The share purchase warrants were revalued to the following:

	September 30,	December 31,
	2018	2017
Bought deal July 20, 2017 (1)	$-	$305
Bought deal November 30, 2016 (1)	-	290
Warrants issued through Rye Patch acquisition (2)	42	-
	$42	$595

(1)	Valuation based on the TSX closing price at December 31, 2017.
(2)	Valuation based on the following assumptions for the Black-Scholes option pricing:

September 30,
2018
Risk-free interest rate	2.1%
Expected life of warrants	0.2 - 2.8 years
Annualized volatility	24.0 - 43.3%
Dividend rate	0.0%

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2018 and 2017

(In thousands of United States dollars, except where noted) - Unaudited

During the three and nine months ended September 30, 2018 and 2017, the Company recognized the following (gain) loss on revaluation of the share purchase warrant liabilities (note 4(c)):

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Bought deal July 20, 2017	$(15)	$362	$(305)	$362
Bought deal November 30, 2016	-	(1,150)	(290)	(126)
Warrants issued through Rye Patch acquisition	(647)	-	(1,617)	-
Private placement October 19, 2015	-	(284)	-	354
	$(662)	$(1,072)	$(2,212)	$590

14.	EQUITY
a)	Authorized share capital
•	Unlimited number of common shares without par value. These shares have voting rights and their holders are entitled to receive dividend payments; and,
•

Unlimited number of convertible preference shares without par value, with the same rights as the common shares on dissolution and similar events. These shares have no voting rights and are not entitled to dividend payments.

On May 25, 2018, the Company issued 39,105,365 common shares valued at C$89,942 ($69,771) to acquire Rye Patch (note 3). Transactions costs related to the share issuance was C$327 ($253).

The Company had the following common share transactions during the nine months ended September 30, 2017:

•

On July 20, 2017, the Company closed a bought deal financing and issued 8,062,000 common shares for gross proceeds of C$49,380 ($39,237), with transaction costs allocated to the equity component of C3,523 ($2,799).

•	The Company issued 50,000 common shares valued at $200 upon exercise of the share options.

At September 30, 2018, and December 31, 2017, there were 83,784,066 and 44,678,701 issued and outstanding common shares, respectively. The Company does not currently pay dividends and entitlement will only arise upon declaration.

b)	Share options

The Company has an incentive share option plan (“the plan”) in place under which it is authorized to grant share options to executive officers, directors, employees and consultants. The plan allows the Company to grant share options up to a maximum of 10.0% of the number of issued shares of the Company.

Share options granted under the plan will have a term not to exceed five years, have an exercise price not less than the Market Price as defined by the TSX Corporate Finance Manual and vest over periods no less than eighteen months.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2018 and 2017

(In thousands of United States dollars, except where noted) - Unaudited

Share option transactions and the number of share options outstanding during the nine months ended September 30, 2018, and year ended December 31, 2017, are summarized as follows:

	Number of share options	Weighted average exercise price (C$)
Outstanding at January 1, 2017	1,785,450	11.47
Granted	796,900	5.26
Exercised	(60,000)	3.30
Expired	(197,500)	25.72
Forfeited	(190,000)	10.30
Outstanding at December 31, 2017	2,134,850	8.29
Granted	1,284,845	2.99
Granted for acquisition of Rye Patch	1,511,800	4.52
Forfeited	(1,547,709)	5.14
Outstanding at September 30, 2018	3,383,786	6.03
Exercisable at September 30, 2018	1,950,986	7.93

Share options outstanding and exercisable at September 30, 2018, are as follows:

Exercise price range (C$)	Number of options outstanding	Weighted average exercise price (C$)	Weighted average remaining life of options (years)	Number of options exercisable	Weighted average exercise price (C$)	Weighted average remaining life of options (years)
1.00 - 10.00	3,032,186	4.29	4.35	1,599,386	5.04	4.48
10.01 - 20.00	249,000	16.86	0.94	249,000	16.86	0.94
20.01 - 31.20	102,600	31.20	2.86	102,600	31.20	2.86
	3,383,786	6.03	4.06	1,950,986	7.93	3.95

The fair value of share options recognized as an expense during the three and nine months ended September 30, 2018, was $102 and $715, respectively (three and nine months ended September 30, 2017 - $170 and $600, respectively) (note 4(b)).

The weighted average grant date fair value of options granted, with the exception of the Rye Patch Replacement Options (note 3), during the three and nine months ended September 30, 2018, was C$0.36 ($0.27) and C$1.30 ($1.03), respectively (three and nine months ended September 30, 2017 - C$3.04 ($2.43) and C$3.07 ($2.35), respectively). The following are the weighted average assumptions used for the Black-Scholes option pricing model valuation of share options granted during the three and nine months ended September 30, 2018 and 2017:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Risk-free interest rate	2.2%	1.4%	2.0%	1.2%
Expected life of options	4.5 years	4.5 years	4.5 years	4.5 years
Annualized volatility	47.4%	75.2%	50.4%	75.4%
Forfeiture rate	2.2%	2.2%	2.2%	2.2%
Dividend rate	0.0%	0.0%	0.0%	0.0%

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2018 and 2017

(In thousands of United States dollars, except where noted) - Unaudited

The risk-free rate of periods within the expected life of the share option is based on the Canadian government bond rate. For the three and nine months ended September 30, 2018, the annualized volatility assumptions are based on the VanEck Vectors Junior Gold Miners Exchange Traded Fund (GDXJ) and historical forfeiture rates. For the three and nine months ended September 30, 2017, the annualized volatility and forfeiture rate assumptions were based on the Company’s historical results.

c)	Share-based compensation

The Company has a long-term incentive plan consisting of deferred share units (“DSU”), restricted share units (“RSU”), and performance share units (“PSU”) under its long-term incentive plan.

DSU, RSU and PSU Activity	DSUs (thousands)	DSU Fair Value	RSUs (thousands)	RSU Fair Value	PSUs (thousands)	PSU Fair Value
At January 1, 2017	-	$-	-	$-	-	$-
Granted	113	492	175	762	175	1,318
Change in value	-	(77)	-	(119)	-	(228)
At December 31, 2017	113	$415	175	$643	175	$1,090
Granted	222	501	301	754	301	754
Forfeited	-	-	(50)	(81)	(64)	(91)
Change in value	-	(650)	-	(977)	-	(1,426)
At September 30, 2018	335	$266	426	$339	412	$327

i)	Deferred share units

Directors were granted DSUs where each DSU has a value equivalent to the price of one common share listed on the TSX. The DSUs are settled in cash and fully vest the day before each Annual General Meeting. Cash settlement takes place following a Director’s resignation.

At September 30, 2018, the carrying amount of DSUs outstanding and included in accrued liabilities was $164 (December 31, 2017 - $189). For the three and nine months ended September 30, 2018, the share-based payments recovery related to the DSUs was $72 and $25, respectively (share-based payments expense - three and nine months ended September 30, 2017 - $35 and $35, respectively) (note 4(b)).

ii)	Restricted share units

Selected employees were granted RSUs where each RSU has a value equivalent to the price of one common share listed on the TSX. The RSUs are settled in cash and fully vest on the three-year anniversary date.

At September 30, 2018, the carrying amount of RSUs outstanding and included in other liabilities was $81 (December 31, 2017 - $64). For the three and nine months ended September 30, 2018, the share-based payments recovery related to the RSUs was $23 and the share-based payments expense was $17, respectively (share-based payments expense - three and nine months ended September 30, 2017 - $12 and $12, respectively) (note 4(b)).

iii)	Performance share units

Selected employees were granted PSUs where each PSU has a value equivalent to the price of one common share listed on the TSX. The PSUs are settled in cash and fully vest after three years ending on December 31 starting in the grant year (the “Performance Period”). Performance results at the end of the Performance Period relative to performance criteria and the application of a performance multiplier determines the vesting number of PSUs for each participant. Criteria is based on the Company’s share price performance in relation to its peer group.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2018 and 2017

(In thousands of United States dollars, except where noted) - Unaudited

At September 30, 2018, the carrying amount of PSUs outstanding and included in other liabilities was $115 (December 31, 2017 - $142). For the three months ended September 30, 2018, the share-based payments recovery related to the PSUs was $18 and $27, respectively (share-based payments expense - three and nine months ended September 30, 2017 - $12 and $12, respectively) (note 4(b)).

15.	(LOSS) EARNINGS PER SHARE

	Three months ended September 30, 2018			Three months ended September 30, 2017
	Loss for the period	Weighted average shares outstanding	Loss per share	Earnings for the period	Weighted average shares outstanding	Earnings per share
Basic EPS	$(3,720)	83,784,066	$(0.04)	$5,197	41,903,758	$0.12
Effect of dilutive securities:
Share options	-	-	-	-	181,434	-
Warrants	-	-	-	-	355,612	-
Diluted EPS	$(3,720)	83,784,066	$(0.04)	$5,197	42,440,804	$0.12

At September 30, 2018, 3,383,786 (September 30, 2017 - 2,184,850) share options were outstanding, all of which were anti-dilutive (September 30, 2017 - 1,763,584).

At September 30, 2018, share purchase warrants that entitle the holders to purchase 8,787,282 (September 30, 2017 - 6,851,000) common shares were outstanding (note 13), all of which were anti-dilutive (September 30, 2017 - 5,851,000).

	Nine months ended September 30, 2018			Nine months ended September 30, 2017
	Earnings for the period	Weighted average shares outstanding	Earnings per share	Earnings for the period	Weighted average shares outstanding	Earnings per share
Basic EPS	$2,794	63,013,817	$0.04	$14,751	37,699,713	$0.39
Effect of dilutive securities:
Share options	-	-	-	-	193,674	-
Warrants	-	-	-	-	389,193	-
Diluted EPS	$2,794	63,013,817	$0.04	$14,751	38,282,580	$0.39

At September 30, 2018, 3,383,786 (September 30, 2017 - 2,184,850) share options were outstanding, all of which were anti-dilutive (September 30, 2017 - 1,763,584).

At September 30, 2018, share purchase warrants that entitle the holders to purchase 8,787,282 (September 30, 2017 - 6,851,000) common shares were outstanding (note 13), all of which were anti-dilutive (September 30, 2017 - 5,851,000).

16.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company has established a fair value hierarchy that reflects the significance of inputs of valuation techniques used in making fair value measurements as follows:

Level 1 - quoted prices in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and,

Level 3 - inputs for the asset or liability that are not based upon observable market data.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2018 and 2017

(In thousands of United States dollars, except where noted) - Unaudited

At September 30, 2018, and December 31, 2017, none of the Company’s financial assets and liabilities are measured and recognized in the condensed interim consolidated statements of financial position at fair value with the exception of the reclamation bonds (note 8), share purchase warrants (note 13), and derivative asset/liability.

The carrying values of cash and cash equivalents, short-term investments, trade and other receivables, trade payables, vendor loan and equipment loan approximate their fair value due to their short-term nature.

At September 30, 2018, and December 31, 2017, there were no financial assets or liabilities measured and recognized in the condensed interim consolidated statements of financial position at fair value that would be categorized as Level 2 or Level 3 in the fair value hierarchy above with the exception of the share purchase warrants (note 13) and derivative asset/liability, which are a Level 2 fair value measurements.

Zero cost collars

As at September 30, 2018, the Company holds open option contracts whereby the Company purchased the option to sell gold ounces at a set price (“put option”) and financed the purchase price of this put option by selling the right to a third party to purchase a number of the Company’s gold ounces at a set price (“call option”). The Company has placed a minimum floor sales price and a maximum sales price on the ounces that are subject to these contracts. A total of 15,000 gold ounces were placed under these contracts with expiry dates through to December 27, 2018, with a weighted average floor price of $1,250 per gold ounce and a weighted average maximum sales price of $1,469 per gold ounce. During the three and nine months ended September 30, 2018, the Company realized a gain of $610 on settled contracts. At November 7, 2018, 10,000 of these option contracts were unsettled and 5,000 were settled for a realized gain of $93. The fair value of the derivative asset of $857 (December 31, 2017 - $21) is based on the valuation of the outstanding gold option contracts using Level 2 inputs and valuation techniques.

Forward sales contracts

Upon acquisition of Rye Patch (note 3), the Company assumed fixed price gold forward sales contracts with the Lender covering 127,371 gold ounces to be settled through 2021. The contracts are treated as derivative financial instruments as they do not meet the own-use exemption under IFRS 9. At the Closing Date, the forward sales contracts were valued and determined to be a derivative liability of $9,674.

During the three and nine months ended September 30, 2018:

•	3,669 ounces and 13,669 ounces were financially settled resulting in a realized gain of $257 and $316, respectively; and,
•	11,153 ounces and 14,172 ounces were delivered into the contracts resulting in a realized gain of $683 and $674, respectively.

At September 30, 2018, the Company had fixed price gold forward sales contracts covering 99,530 gold ounces to be settled through 2021 (December 31, 2017 - nil) with a weighted average price of $1,277 per gold ounce. At September 30, 2018, the contracts were revalued and determined to be a current derivative asset of $2,572, resulting in a gain of $3,279 and $12,246 during the three and nine months ended September 30, 2018, respectively (three and nine months ended September 30, 2017 - $nil). The fair value is based on the settlement price agreed to settle all remaining forward contracts on October 9, 2018.

Subsequent to September 30, 2018, the Company financially settled all remaining forward sales contracts for proceeds of $2,572. The proceeds from the settlement were used to settle the credit facility (note 10).

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2018 and 2017

(In thousands of United States dollars, except where noted) - Unaudited

17.	SEGMENTED INFORMATION

Operating results of operating segments are reviewed by the Company's chief operating decision maker ("CODM") to make decisions about resources to be allocated to the segments and to assess their performance. The Company has determined that it has three reportable operating segments, the San Francisco Mine and Ana Paula Project located in Mexico, and the Florida Canyon Mine located in the US. The Florida Canyon Mine was included as part of the Rye Patch acquisition (note 3) and is a significant operating asset of the Company which is monitored by the CODM.

Other consists primarily of the Company’s corporate assets, derivative assets, warrant liabilities and corporate and administrative expenses which are not allocated to operating segments.

A reporting segment is defined as a component of the Company:

•	that engages in business activities from which it may earn revenues or incur expenses;
•	whose operating results are regularly reviewed by the Company’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and,
•	for which discrete financial information is available.

The CODM evaluates segment performance based on earnings from operations and capital expenditures.

The Company does not treat the production of gold and silver, the primary two minerals produced at the San Francisco Mine and Florida Canyon Mine, as separate operating segments as they are the output of the same production process, only become separately identifiable as finished goods and are not reported separately from a management perspective.

	Three months ended September 30, 2018
Segment results	San Francisco Mine	Florida Canyon Mine	Ana Paula Project	Other	Total
Metal revenues	$13,881	$14,060	$-	$-	$27,941
Production costs	(13,763)	(11,824)	-	-	(25,587)
Depreciation and depletion	(1,089)	(352)	-	-	(1,441)
Corporate and administrative expenses	(499)	-	-	(2,211)	(2,710)
Impairment of El Sauzal Plant	-	-	-	(8,963)	(8,963)
(Loss) earnings from operations	$(1,470)	$1,884	$-	$(11,174)	$(10,760)
Capital expenditures	$1,376	$527	$2,235	$-	$4,138

	Three months ended September 30, 2017
Segment results	San Francisco Mine	Florida Canyon Mine	Ana Paula Project	Other	Total
Metal revenues	$25,194	$-	$-	$-	$25,194
Production costs	(17,523)	-	-	-	(17,523)
Depreciation and depletion	(949)	-	-	-	(949)
Corporate and administrative expenses	(342)	-	-	(1,298)	(1,640)
Earnings (loss) from operations	$6,380	$-	$-	$(1,298)	$5,082
Capital expenditures	$6,757	$-	$3,149	$98	$10,004

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2018 and 2017

(In thousands of United States dollars, except where noted) - Unaudited

	Nine months ended September 30, 2018
Segment results	San Francisco Mine	Florida Canyon Mine	Ana Paula Project	Other	Total
Metal revenues	$56,259	$21,253	$-	$-	$77,512
Production costs	(43,270)	(18,531)	-	-	(61,801)
Depreciation and depletion	(3,503)	(454)	-	-	(3,957)
Corporate and administrative expenses	(1,269)	-	-	(8,737)	(10,006)
Impairment of El Sauzal Plant	-	-	-	(8,963)	(8,963)
Earnings (loss) from operations	$8,217	$2,268	$-	$(17,700)	$(7,215)
Capital expenditures	$9,098	$632	$12,537	$17	$22,284

	Nine months ended September 30, 2017
Segment results	San Francisco Mine	Florida Canyon Mine	Ana Paula Project	Other	Total
Metal revenues	$84,569	$-	$-	$-	$84,569
Production costs	(52,956)	-	-	-	(52,956)
Depreciation and depletion	(3,579)	-	-	-	(3,579)
Corporate and administrative expenses	(1,643)	-	-	(3,778)	(5,421)
Earnings (loss) from operations	$26,391	$-	$-	$(3,778)	$22,613
Capital expenditures	$11,728	$-	$9,132	$136	$20,996

Segment assets and liabilities	San Francisco Mine	Florida Canyon Mine	Ana Paula Project	Other	Total
As at September 30, 2018
Total assets	$102,023	$156,464	$123,008	$7,720	$389,215
Total liabilities	$32,095	$75,402	$4,931	$6,611	$119,039
As at December 31, 2017
Total assets	$89,612	$-	$107,196	$38,827	$235,635
Total liabilities	$33,577	$-	$3,028	$2,445	$39,050

During the three and nine months ended September 30, 2018 and 2017, the Company had sales agreements with four major customers. The percentage breakdown of metal revenues by major customer is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Customer A	46%	88%	67%	92%
Customer B	3%	11%	6%	7%
Customer C	-	1%	-	1%
Customer D	51%	-	27%	-
Total	100%	100%	100%	100%

Due to the nature of the gold market, the Company is not dependent on any customers to sell finished goods.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2018 and 2017

(In thousands of United States dollars, except where noted) - Unaudited

The Company’s metal revenues from operations, all of which are derived in Mexico and the United States, for the three and nine months ended September 30, 2018 and 2017, are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Gold	$27,727	$25,046	$76,988	$84,041
Silver by-product	214	148	524	528
	$27,941	$25,194	$77,512	$84,569